SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-1(a)

(Amendment No. 4)*

Athersys, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

0474L106

(CUSIP Number)

HEALIOS K.K.

World Trade Center Bldg. 15F

2-4-1 Hamamatsucho

Minato-ku, Tokyo 105-6115, Japan

Attn: General Manager of Financing

and Accounting Division

Randy S. Laxer, Esq.	Jeffrey Bell, Esq.
Morrison & Foerster LLP	Morrison & Foerster LLP
Shin-Marunouchi Building, 29th Floor	250 West 55th Street
5-1, Marunouchi 1-Chome	New York, NY 10019-9601
Chiyoda-ku, Tokyo 100-6529 Japan	(212) 468-8000
011-81-3-3214-6522

(Name, address and telephone number of Person Authorized to Receive Notices and Communications)

June 6, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(1)	Name of reporting persons: HEALIOS K.K.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds: WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Japan
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 16,310,526
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 8.3%(1)
(11)	Aggregate amount beneficially owned by each reporting person: 16,310,526
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 8.3%
(14)	Type of reporting person: CO

(1)

Based on 196,474,528 shares of Common Stock (as defined below) outstanding as of May 4, 2020, as reported on the Issuer’s most recent filing on Form 10-Q, and the 310,526 shares of Common Stock purchased pursuant to the May 2020 Purchase Agreement (as defined below), as further described in Item 4 below.

(1)	Name of reporting persons: Tadahisa Kagimoto(2)
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds: AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Japan
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 16,310,526
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 8.3%(3)
(11)	Aggregate amount beneficially owned by each reporting person: 16,310,526
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 8.3%
(14)	Type of reporting person: IN

(2)	The reporting person may be deemed to have beneficial ownership of shares of Common Stock solely through his interest in HEALIOS K.K.
(3)

Based on 196,474,528 shares of Common Stock outstanding as of May 4, 2020, as reported on the Issuer’s most recent filing on Form 10-Q, and the 310,526 shares of Common Stock purchased pursuant to the May 2020 Purchase Agreement, as further described in Item 4 below.

Explanatory Note:

This Amendment No. 4 to Schedule 13D (this “Fourth Amendment”) is filed to amend the initial Statement on Schedule 13D (the “Initial Statement”) relating to the common stock, par value $0.001 per share (the “Common Stock”), of Athersys, Inc., a Delaware Corporation (“Athersys” or the “Issuer”), as filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 23, 2018 and as amended pursuant to Amendment No. 1 to the Initial Statement, as filed with the SEC on June 11, 2018 (the “First Amendment”), Amendment No. 2 to the Initial Statement, as filed with the SEC on July 2, 2018 (the “Second Amendment”), and Amendment No. 3 to the Initial Statement, as filed with the SEC on April 2, 2020 (the “Third Amendment”). The Initial Statement, as amended by the First Amendment, the Second Amendment and the Third Amendment, is referred to herein as the “Statement”. Unless set forth below, all previous Items are unchanged, and the Statement remains in full force and effect, except as expressly amended below. Capitalized terms used herein which are not defined herein have the meanings given to them in the Statement.

Item 4.	Purpose of Transaction

The following is inserted as a new paragraph after the second paragraph in the section “Investor Rights Agreement” under Item 4 of the Statement:

On May 15, 2020, Athersys and Healios entered into a securities purchase agreement (the “May 2020 Purchase Agreement”) pursuant to the terms of the Investor Rights Agreement. Under the May 2020 Purchase Agreement, Athersys agreed to issue and sell to Healios 310,526 shares of Common Stock for $1.72 per share for an aggregate purchase price of $534,105 (the “May 2020 Transaction”). The May 2020 Transaction closed on May 15, 2020.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(b) are hereby amended and restated in their entirety to read as follows:

(a)-(b)     As of May 15, 2020:

•

Healios may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Act), (ii) shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, up to 16,310,526 shares of Common Stock, representing approximately 8.3% of such class, and (iii) sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, no shares of Common Stock. The information contained in Item 4 to this Schedule 13D is herein incorporated by reference.

•

Mr. Kagimoto may be deemed, solely through his interest in Healios, to have (i) beneficial ownership (within the meaning of Rule 13-d3 under the Act), (ii) shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, the shares of Common Stock identified in the response pertaining to Healios immediately above, and (iii) sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, no shares of Common Stock. The information contained in Item 4 to this Schedule 13D is herein incorporated by reference.

•

Mr. Gregory A. Bonfiglio may be deemed to have (i) beneficial ownership (within the meaning of Rule 13-d3 under the Act), (ii) shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, up to 922,156 shares of Common Stock, representing approximately 0.5% of such class, and (iii) sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, no shares of Common Stock.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2020

HEALIOS K.K.

By	/s/ Hardy TS Kagimoto
Name: Hardy TS Kagimoto
Title: Chairman & CEO

By	/s/ Hardy TS Kagimoto
Hardy TS Kagimoto